

Dave Loveland · 3rd

◎ Co-founder at Yocal | 3x Tech Founder; 2x Exits | Master's in Entrepreneurship from the prestigious School of Life 🎓

Denver Metropolitan Area · **Contact info**

500+ connections

 Yocal

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Experience



Co-Founder
Yocal
Jun 2020 – Present · 1 yr 7 mos
Denver Metropolitan Area

Yocal helps local businesses compete with the marketing of their corporate and franchised competition by banding them together on a co-marketing platform.

In less than a year, Bobby & Dave rallied entire communities and architected a proprietary go-to-market channel for Yocal in the form of the fastest growing, most impactful "support local" movement ever. The duo recently completed a 68 city #KLAacrossAmerica road trip starting in Sarasota, FL and ending in Seattle, WA.

 +10

Chief Client Officer
Towny
Nov 2018 – Feb 2020 · 1 yr 4 mos
Austin, Texas, United States

Ambitious growth marketing company servicing brick & mortar clients across Texas, Louisiana, Indiana, Oklahoma, and Arkansas.

-Brought in as Chief Client Officer to prepare company for growth capital ...see more





Co-founder
[io]development
Dec 2008 – Dec 2018 · 10 yrs 1 mo
Provo, Utah, United States

My older (more talented) brother and I initially launched as a web design and marketing service for local businesses.

We eventually brought on a 3rd brother (Shane Loveland), another incredible co-fo ...see more

   



Co-founder/Marketing & Operations
AirVend
Oct 2012 – Jan 2015 · 2 yrs 4 mos
Provo, UT

AirVend successfully raised capital through a Pre-seed, Angel, and then Seed round. We took on a direct competitor that literally had 20x the cash infusion and we beat them to market, mass adoption, and to acquisition.
...see more

     +3

Co-founder/Marketing
FotoPunch
May 2011 – Sep 2014 · 3 yrs 5 mos
Provo, Utah, United States

FotoPunch turns any smartphone or tablet into a biometric, geolocated time clock for the remote hourly workforce.

-Successfully penetrated the HR Technology industry through innovative marketing ...see more


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Show 3 more experiences ⌄

Education



Brigham Young University

Volunteer experience



Leader and Missionary
The Church of Jesus Christ of Latter-day Saints

Mar 2003 – Mar 2005 · 2 yrs 1 mo

I was able to volunteer for 2 years of service to help the people of Paraguay. I was lucky enough to learn Spanish, Guarani, and Portuguese as well as the uniquely special Paraguayan culture. I grew to love the people of Paraguay. My specific role was as a leader and missionary for my church. I am a Mormon. Visit http://mormon.org for more info.